Mail Stop 3040

                                                               November 26,
2018

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RETURN RECEIPT REQUESTED

Eleftherios Papageorgiou
Chief Executive Officer
Entranet, Inc.
110 East Broward Blvd., Ste. 1700
Fort Lauderdale, FL 33301


       Re:     Entranet, Inc.
               Amendment No. 4 to Registration Statement on Form S-1 Filed September 5, 2017
               File No. 333-215446

Dear Mr. Papageorgiou:

         It has been more than nine months since you last amended this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

       amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or

       file a request for withdrawal.

        If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

        If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453 with any questions.
 Eleftherios Papageorgiou
Entranet, Inc.
November 26, 2018
Page 2

                                  Sincerely,

                                  /s/ Barbara C. Jacobs

                                  Barbara C. Jacobs
                                  Assistant Director
                                  Office of Information Technologies
                                  and Services


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